Exhibit 99.5

ANNUAL GENERAL MEETING OF WERIDE INC. June 26, 2026 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM Eastern Time on June 16, 2026. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00030333333333303000 6 062626 To change the address on your account or to add the email, please check the box at right. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at equiniti.com/us/ast-access or supply your email address below. 1. To receive and adopt the audited consolidated financial statements and the reports of directors (the “Directors”) and the auditors of the Company for the year ended December 31, 2025. 2. To re-elect the following retiring Directors (as separate resolutions): (i) Dr. Tony Xu Han as an executive Director. (ii) Dr. Yan Li as an executive Director. (iii) Mr. Ichijo Futakawa as a non-executive Director. (iv) Mr. Jean-François Salles as a non-executive Director. (v) Ms. Huiping Yan as an independent non-executive Director. (vi) Mr. David Zhang as an independent non-executive Director. (vii) Dr. Tony Fan-cheong Chan as an independent non-executive Director. 3. To grant a general mandate to issue Shares and/or resell treasury Shares. 4. To grant a general mandate to repurchase Shares and/or ADSs. 5. To extend the general mandate granted to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or ADSs (including any sale and/or transfer of treasury Shares) in the capital of the Company by the aggregate number of the Shares and/or ADSs repurchased by the Company. 6. To re-appoint KPMG as the auditor of the Company until the conclusion of the next annual general meeting of the Company, and to authorize the Directors to fix the remuneration of the auditor of the Company. ORDINARY RESOLUTIONS FOR AGAINST ABSTAIN

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 ANNUAL GENERAL MEETING OF WERIDE INC. (Continued and to be signed on the reverse side) 1.1 ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account to enroll in eConsent and receive future materials electronically. For first time users setting up an account: • Visit equiniti.com/us/ast-access. • Under Individuals click on LOGIN. A new screen will appear. • Under Shareholder Central click First Time Registration. • Follow the instructions provided to set up your account which will include providing your e-mail address. • Once your account has been set up click on your username at the top right of the screen. From the drop down select My profile which opens another window. • In the box labeled Document Delivery select the option Enroll in e-Delivery of Documents. • Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available. For existing users updating your account: • Visit equiniti.com/us/ast-access. • Under Individuals click on LOGIN. A new screen will appear. • Under Shareholder Central click LOGIN. Enter your username and password. • Click on your username at the top right of the screen. From the drop down select My profile which opens another window. • In the box labeled Document Delivery select the option Enroll in e-Delivery of Documents. • Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available. Alternatively, you can provide your email address in the section on the reverse entitled Electronic Shareholder Communications.